Exhibit 10.1

Robert H. Marcin Senior Vice President Corporate Relations	Visteon Corporation One Village Center Drive Van Buren Twp., MI 48111 USA Tel 734-710-7120 Fax 734-710-7122

See the possibilities®

May 20, 2005

Mr. Donald J. Stebbins
64, Avenue Lily
La Celle St. Cloud
78170 Paris
France

Re: Letter Agreement

Dear Don:

I wanted to take this opportunity to welcome you aboard.

This letter agreement, which supercedes all prior agreements and understandings, establishes the terms that will apply to your employment, which shall be effective as of May 21, 2005, assuming successful completion of a post employment physical and drug screen.

1.	POSITION. You will be employed as the President and Chief Operating Officer and will report to the Company’s Chairman-elect and Chief Executive Officer, Michael F. Johnston.

2.	TERM. This Agreement is for a two year term, with the Agreement automatically renewable for successive one year terms unless either party gives written notice not less than 90 days prior to expiration that it/he does not wish to renew. If the Company gives such notice prior to your 10th anniversary with the Company, you shall be entitled to severance benefits upon termination of employment on the same basis as provided below for a termination without “Cause” or resignation for “Good Reason” (each such term as defined in Sections 10 and 11 herein) during the term of the Agreement. If the Company gives such notice after your 10th anniversary with the Company, you shall not be entitled to such severance.

3.	COMPENSATION.

a.	Annual Base Salary. Your annual base salary will be $850,000, and will be reviewed annually and increased (but not decreased) in the discretion of the Board.

Letter Agreement
May 20, 2005

b.	Short Term Incentive Opportunity. The Short Term Incentive Opportunity for 2005 will provide you an opportunity to receive 95% of base salary at target performance, with a guaranteed minimum payment of 100% of target ($807,500) for 2005, payable in the first quarter of 2006.

c.	Long Term Incentive Plan. You will participate on a pro-rata basis in the 2004-2006 and 2005-2007 long-term incentive opportunity cycles, which provide for 400% of base salary at target performance ($3,400,000), delivered in a proportion of 50% cash, 25% restricted stock and/or restricted stock units and 25% stock options and/or stock appreciation rights. The cash award is based on achievement of the Company’s financial and operational goals over a three (3) year period. The options are to be valued on the Black Scholes method or other method adopted by the Board for annual grants to senior officers. Equity awards will reflect vesting and other terms and conditions applicable to other senior officer awards.

d.	Future Incentive Programs. You will participate in future short term and long term incentives on the same basis and under the same terms and conditions as other senior officers, as determined by the Organization & Compensation Committee of the Visteon Board of Directors.

e.	Signing Bonus. You will receive a cash bonus in the amount of $3,000,000, payable 30 days after the effective date of your hire. The cash payment is contingent on your continued employment with the Company through the payment date. If, prior to the third anniversary of the effective date of your hire, your employment is terminated by the Company for Cause or by you without Good Reason, you shall be required to return the net after-tax amount of the signing bonus multiplied by the difference of one minus a fraction, the numerator of which is the number of completed months since the effective date of your hire, and the denominator of which is 36.

You shall not be required to return any portion of the signing bonus if your employment is terminated by the Company without Cause or by you for Good Reason.

4.	SUPPLEMENTAL RETIREMENT. You will participate in the Company’s pension plan, excess benefit plan and all other qualified and nonqualified retirement plans and plans of deferred compensation, consistent with other senior officers. You will be credited with two years of benefit service for each one year of actual benefit service through the Supplemental Executive Retirement Pension Plan (“SERP”). In addition, the Company will credit you with an opening balance in the SERP of $1,200,000.00.

Letter Agreement
May 20, 2005

Your aggregate accrued benefit payable from all qualified and nonqualified retirement plans upon retirement from the Company will not be less than the greater of the actuarial equivalent value of (a) the aggregate benefit payable to you under the Visteon Pension Plan, the SERP, and the Visteon Corporation Pension Parity Plan minus the $1,200,000.00 opening balance and interest credits attributable thereto or (b) the $1,200,000.00 SERP opening balance plus interest credits accrued to the date of retirement. Except as set forth in this Agreement, the additional SERP benefits described herein shall be subject to all terms and conditions of the SERP.

You will forfeit the aforementioned benefits if, prior to your five year anniversary with the Company you are terminated by the Company for Cause (other than due to your “Disability”, which shall have the meaning set forth in the long term disability benefit plan of the Company in which you participate), or you terminate employment with the Company for other than Good Reason.

5.	OTHER BENEFITS AND PERQUISITES. You will participate in all benefits and perquisites maintained by the Company for senior executives or other employees, including a $1,600 per month vehicle allowance and a $50,000 annual flexible perquisite plan available to be used for financial planning, home security, club membership or exercise facility dues, etc., and tax payments reported in the Company’s Annual Proxy. You will also participate in the Company’s Executive Security Program relating to use of the corporate aircraft and personal security system.

You will participate in the Executive Retiree Health Care Plan on the same basis as does the Company’s CEO.

6.	RELOCATION. You will be provided with full relocation benefits with tax gross-up as provided under the Company Relocation Program. Such benefits include moving of household goods, and related travel expenses for you and your family.

7.	SEVERANCE. You retain the right to resign at any time for any reason, just as the Company retains the right to sever the employment relationship at any time, with or without Cause. However, if you are terminated by the Company without Cause or you resign from the Company’s employ for Good Reason during the term of this Agreement, you will be entitled to the following separation benefits (provided you sign a release of all claims against the Company and its representatives):

Letter Agreement
May 20, 2005

a.	The Company Executive Severance Plan, which currently provides for one year of base salary, reimbursement of COBRA premiums for up to one year following termination, and the payment of any unexpended amounts in your Flex Perks account under certain conditions.

b.	Should said termination without Cause or resignation for Good Reason occur during the first 12 months of your employment, in addition to the benefits described in 7(a), and subject to the same conditions, you would also receive:

i.	Six additional months of base salary.

ii.	Retention (or payment) of your entire signing bonus.

iii.	Prior year earned but unpaid annual and long term performance cash.

iv.	Pro-rata portion of current year annual and long-term performance cash.

c.	If the incumbent Chairman & CEO vacates his position for any reason on or after your 2nd anniversary with the Company, and another candidate is selected to fill that position, you may elect to terminate your employment within three months of such decision or appointment, and receive the severance benefits described in 7(a) above, as well as immediate full vesting of any outstanding stock options or stock appreciation rights and restricted stock or restricted stock units.

d.	You shall have no duty to mitigate damages by seeking other comparable employment. All amounts payable to you will not be subject to reduction for any compensation received from other employment.

8.	CHANGE IN CONTROL. Effective upon the effective date of your employment hereunder, you shall be covered by the same Change in Control Agreement that is applicable to executive officers of the Company, and which is described in the Company’s 2005 proxy, except that the definition of “Change in Control” shall exclude any sale or transfer of assets (other than a sale or transfer of substantially all of the assets of the Company) to Ford Motor Company or its affiliates or designees that may result from the Company’s current structural discussions with Ford Motor Company.

9.	GENERAL.

a.	Fees and Expenses. The Company will pay all reasonable professional fees and expenses you incurred in connection with the negotiation and preparation of this letter agreement and related agreements up to a maximum of $35,000, grossed up for taxes.

b.	Indemnification. The Company will provide full indemnification to the maximum extent permitted under the by-laws and applicable law; provided, however, that

Letter Agreement
May 20, 2005

the Company’s obligation to indemnify you shall not extend to, and shall expressly exclude, any liability arising out of conduct that predates your employment with the Company. The Company shall maintain directors and officers liability insurance coverage in an amount reasonably anticipated to satisfy such indemnification during your employment and at all times thereafter for the duration of any period of limitations during which any action may be brought against you.

c.	Successors. The Company shall cause any successor to all or substantially all of its business or assets expressly to assume and agree to perform your letter agreement in the same manner and to the same extent that the Company would be required to perform if no such succession had taken place.

d.	Contingency. In the event you are enjoined (or otherwise legally restrained) from joining the Company, the Company’s offer is withdrawn and this Agreement shall be null and void.

10.	CAUSE. For purposes of this agreement, “Cause” shall have the following meaning:

a.	You are convicted of, or have pleaded guilty or nolo contendere to, any felony or any crime involving moral turpitude or misrepresentation;

b.	You willfully fail or refuse to carry out the reasonable and lawful directions of the CEO concerning duties or actions consistent with your position as COO and such failure or refusal shall have continued for a period of ten (10) days following written notice from the CEO;

c.	You engage in any willful misconduct against the Company constituting fraud, embezzlement, misappropriation of funds or breach of fiduciary duty;

d.	You engage in any gross or willful misconduct resulting in a substantial loss to the Company or substantial damage to its reputation;

e.	You commit a material and willful violation of any of the Company’s reasonable rules, regulations, policies, directions and restrictions; or

f.	You become incapacitated due to mental or physical illness which results in your inability to substantially perform your duties.

Letter Agreement
May 20, 2005

11.	GOOD REASON. “Good Reason” shall mean:

a.	The assignment to you of any duties (including titles and reporting relationships), inconsistent in any material respect with your authority, duties or responsibilities as contemplated by the letter agreement, or any other action by the Company which results in a significant diminution in your position, authority, duties or responsibilities[1], excluding any isolated and inadvertent action not taken in bad faith and which is remedied by the Company within 10 days after receipt of notice from you; or

b.	Any failure by the Company to comply with any of the provisions of this Letter Agreement regarding your base salary, bonus, annual equity incentive, benefits and perquisites, retirement benefit, relocation, and other benefits and amounts payable to you under the letter agreement, other than an isolated and inadvertent failure not committed in bad faith and which is remedied by the Company within 10 days after receipt of notice from you.

We are confident that your leadership experience will immediately impact Visteon’s success. With your addition to our team we can accomplish great things together.

VISTEON CORPORATION

By:	/s/ Robert H. Marcin
Robert H. Marcin
Sr. Vice President, Corporate Relations
May 23, 2005

Agreed and Accepted

/s/ Donald J. Stebbins
Donald J. Stebbins

Dated:	May 23, 2005

[1] Any sale of assets by the Company, shall not, in and of itself, constitute a significant diminution in your position, authority, duties or responsibilities.